Exhibit 99.10
NINTH AMENDMENT
TO
THE DAVEY 401KSOP AND ESOP
(January 1, 2015 Restatement)

The Davey 401KSOP and ESOP (the "Plan"), presently maintained under an amendment and restatement made effective as of January 1, 2015, as amended, is hereby further amended, effective on the dates set forth below, to provide as follows:
1.Effective as of January 1, 2021, Section 9.6(a) of the Plan is hereby amended in its entirety to read as follows:
(a)(i) Any former Participant receiving distributions of Shares hereunder and intending from time to time after the receipt of such distributions to sell all or any part of such Shares, shall offer to sell such Shares first to the Company and then to the Trustee, at the price set forth in paragraph (b) of this Section 9.6. Any such offer to sell shall be effected by the delivery by the former Participant to the Trustee of written notice of his intention to sell such Shares, or a specified portion thereof. Within 30 days following the receipt of such notice, the Trustee shall advise the Participant of the Company's or the Trustee's desire to purchase all or part of the offered Shares. Upon receipt of such advice, the Participant shall deliver the certificates representing the Shares to be sold duly endorsed for transfer with applicable transfer tax stamps attached thereto. Upon such delivery, such former Participant will have sold and the Company or the Trustee, as the case may be, will have purchased, the number of shares specified in the notice.
(ii)    Prior to the transfer of Shares hereunder to a Beneficiary upon the death of a Participant or a former Participant, such Beneficiary shall be deemed to offer to sell such Shares first to the Company and then to the Trustee, at the price set forth in paragraph (b) of this Section 9.6. Any such deemed offer to sell such shares shall be effected upon notice of the Participant's death by the Plan Administrator to the Trustee. Within 60 days following the receipt of such notice, the Trustee shall advise the Beneficiary of the Company's or the Trustee's desire to purchase all or part of such Shares. Upon receipt of such advice, the Beneficiary shall deliver the certificates representing the Shares to be sold duly endorsed for transfer with applicable transfer tax stamps attached thereto. Upon such delivery, such Beneficiary will have sold and the Company or the Trustee, as the case may be, will have purchased, the number of shares specified in the notice.

2.    Effective as of January 1, 2021, Article IX of the Plan is hereby amended by the addition of a new Section 9.8A immediately following Section 9.8 therein to read as follows:

9.8A Repurchase Rights. The Company and the Trustee shall have the right, at any time or times, and from time to time, at their option, to repurchase Shares held by any former Participant or Beneficiary, other than (i) the Trustee, (ii) a former Participant who has voluntarily terminated service after attainment of age 62 with at least 10 years of Continuous Service and (iii) a current Employee or a member of the Board of Directors. The Company and the Trustee may exercise their right to purchase Shares under this Section 9.8A at any time by delivering a written notice of exercise to the former Participant or Beneficiary together with payment of the purchase price for such Shares. Upon delivery of the notice of exercise and tender of the purchase price for the Shares by the Company or the Trustee, all rights of the former Participant or the Beneficiary in respect of such Shares shall cease, and the former Participant shall deliver to the Company or Trustee, as the case may be, any certificate or certificates representing the Shares no later than the date specified in the notice of exercise.

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EXECUTED at Kent, Ohio, this 27th day of September, 2021.

THE DAVEY TREE EXPERT COMPANY

By:	/s/ Joseph R. Paul
Title:	EVP and CFO

And:	/s/ Christopher J. Bast
Title:	VP and Treasurer